U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[   ] Form 1O-K        [   ] Form 20-F       [   ] Form 11-K     [ X ] Form 10-Q
[   ] Form N-SAR

For Period Ended: September 30, 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:


         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information

         -----------------------------------------------------------------------
         Full Name of Registrant:  Green Capital Group, Inc.
         -----------------------------------------------------------------------
         Former Name if Applicable:  Pacific Forest Corporation
         -----------------------------------------------------------------------

         2575 South Bayshore Drive, Unit 8B
         Miami, Florida 33133
         City, State and Zip Code
         -----------------------------------------------------------------------
         Address of Principal Executive Office (Street and Number)


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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -  Narrative

         State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

         The Registrant's unaudited financial information could not be completed in time for filing due to the additional time required by the Registrant to prepare the necessary information.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

          Michelle Kramish Kain, Esq.         (954)              768-0678
          ---------------------------         -----              --------
                  (Name)                   (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding



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12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                      [X] Yes                             [ ]No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                      [X] Yes                             [ ]No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See attachment).

                            Green Capital Group, Inc.
                            -------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 13, 1998                              By: /s/ Oscar S. Christian
                                                        ------------------------
                                                        Oscar S. Christian, CEO
                                                               (Signature)
                                                          (Type name and title)



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
                                   ATTACHMENT

         The Registrant, which had no business or operations, acquired Green Capital N.V. effective as of April 14, 1998. Green Capital N.V. is an operating Netherlands Antilles company which, through its subsidiaries, owns and operates five teak wood plantations on the Pacific Coast of Costa Rica comprising approximately 9,000 acres. As a result, the operations of Green Capital N.V. are the operations of the Registrant. Green Capital N.V.'s fiscal year end is December 31, 1998, which is the same as its subsidiaries, Green Capital Management and Green Capital Netherlands. The Costa Rican subsidiaries' fiscal year end is September 30, 1998. The Form 10-QSB will reflect the following information:

         a. Unaudited condensed consolidated income and cash flow statements of Green Capital Group, Inc. for the 3 and 9 months ended September 30, 1998 and 1997 (including the 3 and 9 months ended June 30, 1998 and 1997 for the Costa Rican companies).

         b. Unaudited condensed consolidated balance sheet of Green Capital Group, Inc. as of September 30, 1998 (including the June 30, 1998 balance sheet for the Costa Rican companies).

         c.       Disclosure shall be made of the periods combined.



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